March 2, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Alexza Pharmaceuticals, Inc.
Form S-1 Registration Statement
Registration File No. 333-130644
Ladies and Gentlemen:
The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Filing”) to become effective at 4:30 p.m. Eastern Time on Tuesday, March 7, 2006 or as soon thereafter as is practicable.
In connection with this request, the undersigned registrant hereby acknowledges that:
     (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;
     (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the Filing; and
     (iii) the undersigned registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

Alexza Pharmaceuticals, Inc.

By:	/s/ Thomas B. King

Thomas B. King President and Chief Executive Officer

cc:	August J. Moretti, Esq., Alexza Pharmaceuticals, Inc.
 James C.T. Linfield, Esq., Cooley Godward llp
Brent D. Fassett, Esq., Cooley Godward llp
Scott A. Beardsley, Piper Jaffray & Co.
 George Milstein, Pacific Growth Equities, LLC
 Alan C. Mendelson, Esq., Latham & Watkins LLP
William C. Davisson, III, Esq., Latham & Watkins LLP

March 2, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler
Ms. Sonia Barros

Re:	Alexza Pharmaceuticals, Inc.
Registration Statement on Form S-1 (File No. 333-130644)
Dear Ms. Barros:
     As representatives of the several underwriters of the proposed public offering of up to 5,500,000 shares of common stock, plus up to 825,000 additional shares to cover over-allotments, if any, we hereby join the request of Alexza Pharmaceuticals, Inc. (the “Company”) for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m. (eastern) on March 7, 2006, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated February 15, 2006, through the date hereof:
     Preliminary Prospectus dated February 15, 2006:
     7,750 copies to prospective underwriters, institutional investors, dealers and others
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

PIPER JAFFRAY & CO. PACIFIC GROWTH EQUITIES, LLC RBC CAPITAL MARKETS CORPORATION JMP SECURITIES LLC As representatives of the several Underwriters

By: PIPER JAFFRAY & CO.

By: Name:	/s/ C. Jason Moran C. Jason Moran

Title:	Principal

By: PACIFIC GROWTH EQUITIES, LLC

By:	/s/ Thomas Dietz

Name:	Thomas Dietz

Title:	Co-CEO

[Signature Page to Underwriters’ Acceleration Request]